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STUARTS BOARD APPROVES DEPARTMENT STORE

CHAIN LIQUIDATION OR SALE





     FRANKLIN, MA, June 21, 1995 -- Stuarts Department Stores, Inc. announced today that its Board of Directors had approved the orderly liquidation or sale in Chapter 11 of the department store chain. The Company stated that the Company's management was exploring various alternatives by which the liquidation or sale can be effected and that it intended to formulate a plan for the liquidation or sale as promptly as practicable.



     Stuarts stated that its Board of Directors' determination had been affected by a number of factors, including, in particular, poor sales and operating results achieved over the Father's Day selling period. The orderly liquidation or sale will involve the closing or the sale of the remaining Stuarts stores and is likely to take a number of months to complete. Stuarts reported further that any liquidation or sale would be subject to obtaining the requisite approval of the Company's secured creditor, the Official Committee of Creditors in the bankruptcy proceeding and the Bankruptcy Court and, accordingly, there can be no assurance that a plan for the liquidation or sale formulated by the Company's management will be effected.



     Stuarts stated that, although it does not presently believe that the liquidation or sale will result in any distribution of liquidation proceeds to its shareholders, the amount, if any, available for distribution to the Company's unsecured creditors could not presently be estimated.





















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